Exhibit 99.1

Basel, July 21, 1998

Roche sells its majority stake in DePuy

Roche and Johnson & Johnson have announced today, that they have entered into an agreement under which Roche will sell its 84% participation in DePuy at $35 per share, which equals a purchase price of 2.9 billion $. Johnson and Johnson will seek to acquire through a cash tender offer all for the outstanding common stock of DePuy for 35 $ per share. This transaction, which is supported by the board and the management of DePuy, will create one of the world leading orthopedics groups will pro forma annual sales of over 1.4 billion $.

Roche acquired DePuy as part of the acquisition of the Corange group, which was completed on 5 March 1998. Through the acquisition of Corange, Roche achieved its primary objectives to become the market leader in the global diagnostics business and to strengthen its position in the world pharmaceutical market. After a thorough review of the orthopedics market and its ongoing consolidation process Roche came to the conclusion that it was in its best interest to continue to focus on the established core businesses.

The transaction is subject to customary conditions including clearance under US and European merger control laws. The offer will begin by 27 July and will remain open for a minimum of 20 business days.

Johnson & Johnson with 1997 sales of nearly 23 billion $, is one of the world's leading manufacturers of health care products for the consumer, pharmaceutical and professional markets. Johnson & Johnson has 91 000 employees and 180 operating companies in 51 countries around the world, selling products in more than 175 countries.

The DePuy Group is one of the world's leading manufacturers of artificial joints and other orthopedic products. It employs more than 3 000 people and recorded sales of around 770 million $ in 1997. Its products range from artificial joints and implants to orthopedic instruments and arthroscopic equipment.